Exhibit 12.1

REYNOLDS AMERICAN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	For The Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before fixed charges:
Income from continuing operations before income taxes	$2,741	$1,953	$2,186	$2,205	$1,522
Fixed charges:
Interest and debt expense(1)	259	234	221	232	251
Interest portion of rental expense(2)	8	6	6	7	7

Add: Fixed charges	267	240	227	239	258

Earnings before fixed charges	$3,008	$2,193	$2,413	$2,444	$1,780

Fixed charges:
Interest and debt expense(1)	$259	$234	$221	$232	$251
Interest portion of rental expense(2)	8	6	6	7	7

Total fixed charges	$267	$240	$227	$239	$258

Ratio of earnings to fixed charges(3)	11.3	9.1	10.6	10.2	6.9

(1)

Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves for income taxes, as such interest is included in provision for income taxes.

(2)	One-third of rent expense is the portion deemed representative of the interest factor.

(3)	Based on unrounded amounts.